Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2023 INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2023

1.	IMPORTANT MESSAGE

1.1

This interim results announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Sinopec Shanghai”, together with its subsidiaries, the “Group”) for the six months ended 30 June 2023 (the “Reporting Period”) is extracted from the full text of the 2023 interim report. For detailed content, investors are advised to read the full text of the 2023 interim report which is published on the websites of the Shanghai Stock Exchange or other designated websites of China Securities Regulatory Commission, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Company.

1.2	Corporate Information

A Shares:	Stock Exchange Listing	Shanghai Stock Exchange
	Stock Short Name	SHANGHAI PECHEM
	Stock Code	600688
H Shares:	Stock Exchange Listing	Hong Kong Stock Exchange
	Stock Short Name	SHANGHAI PECHEM
	Stock Code	00338

	Secretary to the Board	Securities Affairs Representative
Name	Liu Gang	Yu Guangxian
Correspondence	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
Address	Shanghai, the PRC	Shanghai, the PRC
	Postal Code: 200540	Postal Code: 200540
Telephone	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	liugang@spc.com.cn	yuguangxian@spc.com.cn

2.	MAJOR ACCOUNTING DATA, MAJOR FINANCIAL DATA AND SHAREHOLDERS STATUS

2.1	Major Accounting Data

Prepared under the People’s Republic of China (the “PRC”) Accounting Standards for Business Enterprises (“CAS”)

2.1.1	Major Accounting Data

Unit: RMB’000

				Increase/
				decrease as
				compared to the
				corresponding
				period of
	The Reporting	Corresponding period		the previous
	Period	of the previous year		year (After
	(January to	After	Before	restatement)
Major accounting data	June)	restatement	restatement	(%)
Revenue	44,937,051	45,900,355	45,900,355	-2.10
Total loss	-1,211,974	-442,601	-442,601	173.83
Net loss attributable to equity shareholders of the Company	-988,277	-436,042	-436,009	126.65
Net loss attributable to equity shareholders of the Company excluding non-recurring items	-972,150	-402,577	-402,544	141.48
Net cash used in operating activities	-226,882	-6,405,122	-6,405,122	-96.46

				Increase/
				decrease at
				the end of
				the Reporting
				Period as
				compared to
				the end of
	As at the	As at the end of		the previous
	end of the	the previous year		year (After
	Reporting	After	Before	restatement)
	Period	restatement	restatement	(%)
Net assets attributable to equity shareholders of the Company	25,276,032	26,243,746	26,243,705	-3.69
Total assets	41,701,821	41,242,782	41,242,740	1.11

2.1.2	Major Financial Indicators

	The	Corresponding period of		Increase/decrease
	Reporting	the previous year		as compared to the
	Period			corresponding period of
	(January to	After	Before	the previous year (After
Major Financial Indicators	June)	restatement	restatement	restatement) (%)
Basic losses per share (RMB/Share)	-0.092	-0.040	-0.040	N/A
Diluted losses per share (RMB/Share)	-0.092	-0.040	-0.040	N/A
Basic losses per share excluding non-recurring items (RMB/Share)	-0.090	-0.037	-0.037	N/A
Loss on net assets (weighted average) (%)*	-3.818	-1.395	-1.448	Decreased by 2.42 percentage points
Loss on net assets after non-recurring items (weighted average) (%)*	-3.755	-1.288	-1.337	Decreased by 2.47 percentage points

*	The above-mentioned net assets do not include non-controlling interests.
**	Explanation of reasons for retroactive adjustment or restatement:

Since 1 January 2023, the Group has implemented the requirement of the “Accounting of deferred income tax related to assets and liabilities arising from an individual transaction not applicable to initial recognition exemption” under the “Interpretation of Accounting Standards for Business Enterprises No. 16” promulgated by the Ministry of Finance.

According to the provisions of Interpretation No. 16, if the individual transaction of the Group is not a business combination, or its occurrence does not affect the accounting profit nor taxable income (or deductible loss), and the initially recognized assets and liabilities result in equal taxable temporary difference and deductible temporary difference, the provisions of “Accounting Standards for Business Enterprises No. 18-Income Tax” on the exemption from the initial recognition of deferred income tax liabilities and deferred income tax assets are not applicable. According to the “Accounting Standards for Business Enterprises No. 18- Income Tax” and other relevant regulations, as for the taxable temporary difference and deductible temporary difference arising from the initial recognition of assets and liabilities, the Group recognizes the corresponding deferred income tax liabilities and deferred income tax assets respectively when the transaction occurs.

The above regulations have come into effect on 1 January 2023. The Group has made retrospective adjustments to the individual transactions that occurred between 1 January 2022 and the date of initial implementation to which the regulations apply. For the lease liabilities and right-of-use assets recognized on 1 January 2022 due to the individual transactions subject to the regulations resulting in taxable temporary difference and deductible temporary difference, the Group adjusted the cumulative impact amount to the opening retained earnings and other related financial statement items of the earliest period presented in the financial statements in accordance with the regulations and the “Accounting Standards for Business Enterprises No. 18- Income Tax”.

2.1.3	Differences between Financial Statements Prepared under CAS and International Financial Reporting Standards (“IFRS”)

Unit: RMB’000

	Net loss attributable to equity			Net assets attributable to equity
	shareholders of the Company			shareholders of the Company
		Corresponding period			At the beginning
		of the previous year		At the end of	of the Reporting Period
	The Reporting	After	Before	the Reporting	After	Before
	Period	restatement	restatement	Period	restatement	restatement
Prepared under CAS	-988,277	-436,042	-436,009	25,276,032	26,243,746	26,243,705
Prepared under IFRS	-966,688	-426,551	-426,518	25,261,014	26,227,723	26,227,682

For details of the differences between the financial statements prepared under CAS and IFRS, please refer to supplements to the financial statements prepared under CAS.

2.1.4	Non-recurring Profit and Loss Items (Prepared under CAS)

Unit: RMB’000

Non-recurring profit and loss items	Amount
Losses on disposal of non-current assets	-8,876
Government grants recognised through profit or loss	12,399
Employee reduction expenses	-9,965
Discount loss of receivables	-1,997
Other non-operating income and expenses other than those mentioned above	-9,894
Income tax effect amount	2,359
Effect on non-controlling interests (after tax)	-153

Total	-16,127

2.2	Shareholding of the Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders of ordinary shares as at the end of the Reporting Period	94,357

Shareholding of the top ten shareholders

Unit: Shares

		Shareholding of the top ten shareholders
		Increase/				Pledged/frozen
		decrease of	Number of		Number of
		shareholding	shares held at		shares held
		during the	the end of the	Percentage of	with selling
Name of shareholders (Full name)	Class of shares	Reporting Period (shares)	Reporting Period (shares)	Shareholding (%)	restrictions (shares)	Status of shares	Number of shares	Nature of shareholders
China Petroleum & Chemical Corporation	A shares	0	5,459,455,000	50.55%	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	-1,199,000	3,451,316,030	31.96%	0	Unknown	—	Overseas legal person
HKSCC Limited	A shares	-4,797,256	91,748,532	0.85%	0	None	0	Overseas legal person
Wang Lei	A shares	0	46,120,300	0.43%	0	None	0	Domestic natural person
China Southern Fund– Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	A shares	-4,024,500	39,059,200	0.36%	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	-6,882,300	38,340,000	0.36%	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	-5,959,600	37,571,869	0.35%	0	None	0	Others
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	A shares	-5,800,200	37,251,516	0.34%	0	None	0	Others
China Merchants Bank Co., Ltd. – Wanjia CSI 1000 Index Enhanced Initiated Securities Investment Fund	A shares	20,266,198	29,036,198	0.27%	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	-14,265,900	28,409,800	0.26%	0	None	0	Others
Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC
(Nominees) Limited is a nominee. HKSCC Limited is the nominal holder for Shanghai-Hong Kong Stock Connect Program of the Company. Apart from the above shareholders, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on
	Acquisition of Listed Companies.

Note:

China Petrochemical Corporation (“Sinopec Group”) held 44,660,000 H shares of the Company through its overseas wholly-owned subsidiary Sinopec Century Bright Capital Investment Limited, accounting for 0.4135% of the total shares of Sinopec Shanghai. These shares were included in the total shares held by HKSCC (Nominees) Limited.

2.3	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2023, so far as was known to the Company’s directors (the “Directors”) or chief executive, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company) (excluding the Directors, chief executive and supervisors of the Company (the “Supervisors”)) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

			Percentage of	Percentage of
			total issued	total issued
			shares of the	shares of the
	Interests held or		Company	relevant class
Name of shareholder	deemed as held (shares)	Note	(%)	(%)	Capacity
Sinopec Corp.	5,459,455,000 A shares (L) Shares of legal person	(1)	50.55	74.49	Beneficial owner
Corn Capital	211,008,000 H shares (L)	(2)	1.95	6.04	Beneficial owner
Company Limited	200,020,000 H shares (S)		1.85	5.72
Hung Hin Fai	211,008,000 H shares (L)	(2)	1.95	6.04	Interests of controlled corporation
	200,020,000 H shares (S)		1.85	5.72
Yardley Finance Limited	200,020,000 H shares (L)	(3)	1.85	5.72	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(3)	1.85	5.72	Interests of controlled corporation

(L): Long position; (S): Short position

Notes:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as to the knowledge of the Directors, Sinopec Group directly and indirectly owned 67.84% of the issued share capital of Sinopec Corp. as at 30 June 2023. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,459,455,000 A shares of the Company directly owned by Sinopec Corp.

(2)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(3)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 30 June 2023, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

2.4	Interests and Short Positions of the Directors, Chief Executive and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2023, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant the “Model Code for Securities Transactions” set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) were as follows:

Interests in the Shares and Underlying Shares of the Company

				Percentage of
				total issued
				shares of the	Percentage of
		Number of shares		Company	total issued A
Name	Position	held (shares)		(%)	shares (%)	Capacity
Huang Xiangyu	Executive Director and Vice President	140,000 A shares	(L)	0.0013	0.0019	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares	(L)	0.0001	0.0001	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares	(L)	0.0003	0.0004	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2023, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

3.	MANAGEMENT DISCUSSION AND ANALYSIS

3.1	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited interim financial statements of the Group and the notes in this interim results announcement. Unless otherwise specified, certain financial data involved hereinafter are extracted from the unaudited interim financial statements of the Group prepared in accordance with IFRS.)

Review of the Company’s operations during the Reporting Period

In the first half of 2023, economy in China has continued to recover with a positive upturn as a whole. However, the global economic recovery continued to be under pressure, encompassing the Russian-Ukrainian conflict and the risk of overflowing financial turbulence in the United States and Europe, the concussive downturn of crude oil price, the chemical market falling consumptive stagnation, and multiple unpredictable uncertainties. In the face of the complicated environment, the Group adhered to the general principle of seeking progress while maintaining stability, tightened internal management, strengthened grassroots construction, basic work and skills training, pressed down on safety and environmental protection responsibilities, and focused on system optimization, and generally maintained stable production and operation, and vigorously and effectively pushed forward key projects, thus continuously building the foundation for high-quality development. As of 30 June 2023, the Group generated revenue of RMB44.889 billion, representing a decrease of RMB0.970 billion or a decrease rate of 2.12%. Loss before taxation amounted to RMB1.190 billion (1H2022: loss before taxation of RMB0.433 billion), representing an increase of loss of RMB0.757 billion from the same period of last year. Loss after taxation and excluding non-controlling shareholders’ interests was RMB0.967 billion (1H2022: loss after taxation and excluding non-controlling shareholders’ interests of RMB0.427 billion), representing an increase of loss of RMB0.54 billion from the same period of last year.

In the first half of 2023, the total volume of goods within the main commodity categories produced by the Group increased by 16.30% year-on-year to 6.3172 million tons. The Group processed a total of 7.0939 million tons of crude oil (of which 403.1 thousand tons were processed on order), representing an increase of 22.41% year-on-year. Refined oil output amounted to 4.2661 million tons, representing an increase of 35.29% year-on-year. Among them, the gasoline production increased by 10.80% year-on-year to 1.6047 million tons, the diesel production increased by 40.74% year-on-year to 1.8454 million tons, the jet fuel production increased by 107.24% year-on-year to 816.1 thousand tons, while the liquefied gas production increased by 29.08% year-on-year to 421.2 thousand tons. Ethylene production increased by 1.05% year-on-year to 357.2 thousand tons, and p-xylene production increased by 11.21% year-on-year to 354.1 thousand tons. Production of plastics, resins and copolymers (excluding polyesters and polyvinyl alcohol) increased by 11.92% year-on-year to 504.2 thousand tons, production of raw materials of synthetic fibers reduced by 17.08% year-on-year to 50.5 thousand tons, production of synthetic fibre polymers decreased by 45.04% year-on-year to 37.7 thousand tons, and production of synthetic fibres increased by 12.26% year-on-year to 11.9 thousand tons. The Group’s product sale rate for the first half of this year was 98.93% and the payment return rate was 100% (excluding connected companies).

Safety and environmental protection were generally under control. Learning lessons from accidents, the Group emphasized the strict management and seriously launched the “Year of Safety Management Enhancement” campaign. Insisting on strict management, strict standards and strict emission reduction; the average value of VOCs concentration at the Company’s boundary was 73.4ug/m3; the rate of industrial wastewater discharged outward reached 100%, the rate of controlled emissions reached 100%, and the rate of hazardous waste properly handled and disposed of was 100%, and the total amount of COD for major pollutants and ammonia and nitrogen discharged decreased by 7.85% and 61.26% year-on-year, respectively.

Production operations were generally stable. Professional management of process technology and equipment integrity was strengthened to ensure that professional safety and system requirements penetrated to the grassroots level. The cumulative number of shutdowns was reduced by 12 times year-on-year, with no second-tier unplanned shutdowns, and the operation of major plants was generally stable. Among the 58 major technical and economic indicators under monitoring, 16 items reached the advanced level of the industry while the performance of 48 items was better than last year, with a year-on-year progress rate of 82.76%.

System optimization has begun to bear fruit. The Group coordinated and promoted the integrated optimization, cost reduction and fee cutting, reduced crude oil procurement and processing costs, actively promoted refining structure optimization and chemical structure optimization, and increased production of efficiency product lines while limiting production and stopping production of marginal profit devices. The Group optimized business processes, promoted energy saving and consumption reduction, reduced costs and expenses, and took multiple measures to improve production, increase efficiency and reduce losses.

Transformation and development were steadily advanced. In accordance with the Company’s “14th Five-Year Plan” development idea of “oil refining to chemical industry, chemical industry to materials, materials to high-end products, and parks to ecology”, the Group optimized its industrial layout and promoted transformation and upgrading for high-quality development. The Group has made every effort to promote comprehensive technological transformation and quality upgrading, and the implementation of 250,000 tons/year thermoplastic elastomer, power units cleaning and efficiency improving, 300,000 tons/year vinyl acetate facility and new energy sources, and other key projects. The Group has been fully promoting the development of carbon fiber industry, with projects such as 48K large tow carbon fiber project (Phase I), 100 tons of high-performance carbon fiber test device, and aerospace composites progressing steadily. Meanwhile, the Group has comprehensively pushed forward the research on the application of composite materials in the fields of aviation, rail transportation, civil engineering, and new energy sources.

Reform and management developed in depth. In accordance with the work deployment of the SASAC of the State Council, the Group comprehensively promoted the work of improving the quality of listed companies and the value creation action against first-class enterprises, and continuously enhanced the standard of corporate governance. The Group has strengthened life-cycle management and professional management of the systems, and enhanced organizational performance, remuneration and labor management. The Group has also strengthened its basic team, improved the incentive and discipline mechanism and continuously upgraded the competence of its cadres and staff.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2023			2022
	Sales			Sales
	volume	Net sales		volume	Net sales
	(’000	(RMB		(’000	(RMB
	tons)	million)%		tons)	million)%
Synthetic fibers	13.52	223.06	0.58	11.26	229.96	0.57
Resins and plastics	523.53	3,845.52	9.95	502.13	4,300.40	10.71
Intermediate petrochemicals	883.05	5,435.95	14.06	908.94	6,409.23	15.97
Petroleum products	4,763.85	24,470.70	63.29	3,940.92	21,846.67	54.42
Trading of petrochemical products	—	4,257.24	11.01	—	6,950.74	17.32
Others	—	430.06	1.11	—	405.17	1.01

Total	6,183.95	38,662.53	100.00	5,363.25	40,142.17	100.00

In the first half of 2023, the Group achieved a total net sales of RMB38.663 billion, a decrease of 3.69% compared with the same period last year, of which the net sales of synthetic fibers, resins and plastics, intermediate petrochemical products and trading of petrochemical products decreased by 3.0%, 10.58%, 15.19% and 38.75% respectively, while the net sales of petroleum products increased by 12.01%. The sales volume of synthetic fibers, resins and plastics and petroleum products increased by 20.07%, 4.26% and 20.88% respectively due to the increase in production volume. The sales volume of intermediate petrochemical products decreased by 2.85%, mainly due to the decrease in the production volume of ethylene oxide as a result of the shutdown of the ethylene oxide-ethylene glycol facility. The weighted average selling prices of all sectors decreased over the same period of last year due to the decrease in crude oil prices. In the first half of 2023, the Group’s cost of sales was RMB39.753 billion, a decrease of 2.28% from the same period last year and accounting for 102.82% of net sales.

In the first half of 2023, the Group’s crude oil unit processing cost was RMB4,209.84/ton, a decrease of RMB330.59/ton or 7.28% compared to the same period last year. From January to June this year, the cost of crude oil processing increased by RMB2.639 billion. Among them, the increase of crude oil processing volume resulted in the cost increase of RMB4.851 billion, and the unit processing cost decrease resulted in the cost decrease of RMB2.212 billion. Crude oil costs accounted for 70.86% of the Group’s cost of sales in the first half of the year.

In the first half of 2023, the Group’s expenditure on other excipients was RMB3.726 billion, a decrease of 23.74% from the same period last year. During the Reporting Period, the Group’s depreciation and amortization expenses and maintenance expenses were RMB983 million and RMB480 million respectively. Depreciation and amortization expenses increased by 12.21% year-on-year mainly due to the increase of depreciation expenses as a result of the transfer of raw silks (24,000 tons/year) and 48K large tow carbon fiber (12,000 tons/year) project into fixed assets. Maintenance expenses reduced 42.45% year-on-year mainly due to the fact that last year’s overhaul was concentrated in the second quarter of the year.

In the first half of 2023, the Group recorded sales expenses of RMB151 million, a decrease of 13.71% from RMB175 million in the same period last year mainly because the transportation fee decreased by RMB14 million due to optimization of the shipping process and the sales commission decreased by RMB8 million due to the decrease in agency sales during the Reporting Period.

In the first half of 2023, the Group’s other operating income was RMB62.0 million, an increase of RMB14 million over the same period last year mainly due to an increase in rental income of RMB7 million and an increase in other income of RMB7 million during the Reporting Period.

In the first half of 2023, the Group reported a net financial income of RMB130 million, compared to net financial income of RMB279 million in the same period last year. The decrease was mainly due to a decrease in interest income of RMB144 million during the Reporting Period. In the first half of 2023, the Group achieved a loss after taxation excluding non-controlling interests of RMB967 million, an increase of RMB540 million from the loss of RMB427 million in the same period last year.

Liquidity and Capital Sources

In the first half of 2023, the Group’s net cash outflow from operating activities was RMB280 million, compared with a net cash outflow of RMB6,445 million in the same period last year. This was mainly due to the decrease in payment for goods by the Group of RMB2,078 million and the decrease in payment for income tax by RMB3,634 million during the Reporting Period as compared to the same period last year.

In the first half of 2023, the Group’s net cash inflow from investment activities was RMB503 million, compared with a net cash inflow of RMB1,766 million in the same period last year. This is mainly due to the recovery of RMB5,950 million of time deposits purchased by the Group in previous years in the first half of 2022, as well as the purchase of time deposits and structured deposits of RMB3,600 million, and the recovery of time deposits of RMB1,000 million in the Reporting Period, which resulted in a decrease of RMB1,350 million of net cash inflow from time deposits in the Reporting Period as compared with the same period last year.

In the first half of 2023, the Group generated a net cash inflow of RMB3,491 million from financing activities, compared with a net cash inflow of RMB1,997 million in the same period last year. This is mainly due to an increase of RMB3,563 million in net cash flow generated from borrowings and an increase of RMB2,065 million in cash paid for repayment of borrowings and short-term bonds by the Group during the Reporting Period compared with the same period last year.

Borrowings and Debts

The Group’s long-term borrowings are mainly used for capital expansion projects. The Group generally arranges long-term borrowings in accordance with capital expenditure plans. The short-term debt is used to supplement the working capital required by the normal production and operation of the Group. As of 30 June 2023, the total loan balance of the Group increased by RMB3,498 million from the opening balance to RMB5,748 million. The Group had no short-term bonds in the Reporting Period. The Group’s total borrowings at fixed interest rates were RMB5,048 million.

Capital Expenditures

In the first half of 2023, the Group’s capital expenditure was RMB365 million. It was mainly used for the construction of the raw silks (24,000 tons/year), the 48K large tow carbon fiber (12,000 tons/year) project and the compliance transformation project of control room of the synthetic resin department (the former plastics department) etc.

In the second half of the year, the Group will continue to promote the implementation of precursor fiber (24,000 tons/year) and 48K large tow carbon fiber (12,000 tons/year) project and ancillary engineering project of 250,000 tons/year thermoplastic elastomer project, etc. The planned capital expenditure of the Group can be financed from operating cash and bank credit.

Gearing Ratio

As of 30 June 2023, the Group’s gearing ratio was 38.97% (as of 30 June 2022: 31.58%). The gearing ratio was calculated as: total liabilities/total assets.

The Group’s Employees

As of 30 June 2023, the number of registered employees of the Group was 7,641, among which 4,663 were production personnel, 2,003 were sales, finance and other personnel, and 975 were administrative personnel. 64.53% of the Group’s employees were college graduates or above.

The Group determines the remuneration of its employees and Directors on the basis of their positions, performance, experience and current market payment trends. Other benefits include equity incentive plans and state-administered pension plans. The Group also provides professional and vocational training for its employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. As of the half year ended 30 June 2023, the income tax rate applicable to the Group is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2022 annual report.

Market Outlook and Work Plans for the Second Half of the Year

Looking ahead to the second half of the year, under the combined impact of geopolitical, financial turmoil, economic stagflation and other risk factors, the downward pressure on the global economy will continue to increase, and the trend of oil prices will face uncertainties. The Chinese economy is expected to continue its recovery. It is expected that the domestic demand for refined oil will continuously improve and the demand for chemical products will gradually recover.

In the second half of the year, the Group will continue to adhere to the general principle of seeking progress amidst stability, and insist on being problem-oriented, target-oriented and result-oriented, and coordinate the key work in safety and environmental protection, operation and efficiency creation, key project construction and human resources and team building, so as to make every effort to achieve the annual targets and tasks.

1.

Focusing on safe and stable operation and building a solid foundation for efficiency creation. The Group will strengthen the effectiveness of strict management, consistently implement safety leadership, business and technical support, and effective execution at the grassroots level, and strictly implement localized and professional management responsibilities and the system of responsibility of safety production for all employees, so as to ensure safety production and strengthen the foundation for efficiency creation.

2.

Focusing on optimization and cost reduction, and digging into the potential for efficiency creation. The Group will adhere to the market-oriented and efficiency-centered approach, and continue to focus on product structural adjustment, optimize refining and chemical integration, and endeavor to reduce losses and increase efficiency.

3.

Focusing on transformation and development to enhance efficiency creation. The Group will focus on grasping the developmental window of opportunity for transformation and development, accelerating the construction of key projects and tackling key core technologies, and consolidating the foundation for high-quality development. The Group will make every effort to promote comprehensive technological transformation and quality upgrades, power units cleaning and efficiency improving, 250,000 tons/year thermoplastic elastomer project, 300,000 tons/year vinyl acetate and other key projects. The Group will accelerate the 48K large tow carbon fiber project (Phase I) to reach the production target, and promote the research and development of the 100-ton high-performance carbon fiber test line technology and development and application of carbon fiber thermoplastic composite materials. The Group will enhance the construction of innovation platform and speed up the development of carbon fiber and its composite material industry.

4.

Focusing on team building to stimulate efficiency creation. The Group will focus on strengthening the foundation, making up for the shortcomings and adjusting the structure, promoting the construction of market-oriented personnel and labor distribution mechanism, improving the talent ladder construction, and enhancing training for position competence to build up a strong talent team. Meanwhile, the Group will further optimize its organization and enhance the efficiency of its operation and management to better serve its corporate development strategy.

3.2	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

3.2.1	Analysis of Changes in the Company’s Related Financial Data

Unit: RMB’000

	For the six months
	ended 30 June
		2022
		(After
Item	2023	restatement)	Change (%)	Reason for change
Research and development expenses	68,062	36,426	86.85	R&D projects in the Reporting Period increased.
Financial expenses (“-” for income)	-125,281	-295,996	-57.67	The interest income in the Reporting Period decreased.
Investment income (“-” for losses)	-120,360	-50,675	137.51	The operating losses of the associates resulted in investment losses.
Gains from changes in fair value	—	313	-100.00	No derivative investments were made in the Reporting Period.
Credit losses (“-” for losses)	167	-4,887	-103.42	Bad debts recognised in the previous period was recovered in the Reporting Period.
Gains from asset disposals (“-” for losses)	434	-1,062	-140.87	Gains from disposal of fixed assets increased.
Income tax benefits	-226,288	-11,731	1,828.97	Losses in the Reporting Period increased compared with the same period of last year, resulting in income tax benefits.
Net loss attributable to shareholders of the Company	-988,277	-436,042	126.65

Price of crude oil declined slightly compared with the same period of last year, but the decline in selling prices was greater than the decline in cost prices as downstream market demand recovered slowly, resulting in the year-on-year decrease in operating results.

Other comprehensive income, net of tax (“-” for losses)	-21	273,513	-100.00	No commodities hedging business was carried out in the Reporting Period.
Net cash used in operating activities	-226,882	-6,405,122	-96.46	The cash paid for purchasing goods and receiving services and the taxes paid in the Reporting Period decreased compared with the same period last year.
Net cash flow generated from investing activities	513,477	1,776,708	-71.11	The net cash flow from refund of time deposits in the Reporting Period decreased compared with the same period of last year.
Net cash flow generated from financing activities	3,427,414	1,946,321	76.10	The net cash flow generated from and repaid for borrowings by the Group during the Reporting Period increased compared with the same period last year.

3.2.2	Analysis of Business Operations by Industry, Product or Geographical Location Segment

(1)	Principal Operations by Industry or Product

Unit: RMB’000

				Increase/	Increase/
				decrease	decrease in
				in revenue	operating cost
				compared to	compared to
				corresponding	corresponding
				period of the	period of the	Increase/decrease in
Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)	previous year (%)	previous year (%)	gross profit margin compared to last year
Petroleum products	30,675,736	24,774,204	19.24	11.48	19.66	Decreased by 5.52 percentage points
Intermediate petrochemicals	5,444,886	4,832,795	11.24	-15.35	-24.03	Increased by 10.14 percentage points
Trading of petrochemical products	4,260,964	4,203,453	1.35	-38.74	-39.07	Increased by 0.53 percentage point
Resins and plastics	3,852,413	3,889,805	-0.97	-10.71	-10.48	Decreased by 0.26 percentage point
Synthetic fibers	223,383	459,266	-105.60	-3.18	18.28	Decreased by 37.30 percentage points
Others	252,801	249,214	1.42	-2.82	-16.06	Increased by 15.54 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax was 1.22%.

(2)	Revenue by Geographical Location

Unit: RMB’000

		Increase/decrease
		in revenue as
		compared to the
		same period last
Geographical location segment	Revenue	year (%)
Eastern China	41,042,934	2.20%
Other regions in the PRC	452,574	-14.26%
Exports	3,214,675	-36.00%

3.2.3	Analysis of Assets and Liabilities

Unit: RMB’000

					Change of amount
					on 30 June 2023
	As at 30 June 2023		As at 31 December 2022		compared to 31
		% of total	Amount (After	% of total	December 2022
Item	Amount	assets	restatement)	assets	(%)	Main reason for change
Cash at bank and on hand	6,931,677	16.62	3,998,332	9.69	73.36	Net cash inflows from financing activities amounted RMB3,427 million in the Reporting Period.
Other receivables	87,375	0.21	190,579	0.46	-54.15	Receivables related to hedging business decreased significantly as hedging business was not conducted in the Reporting Period.
Other current assets	340,861	0.82	1,121,187	2.72	-69.60	The value-added tax to be deducted decreased.
Construction in progress	1,749,110	4.19	3,748,461	9.09	-53.34	Part of carbon fiber projects under construction completed intermediate handover in the Reporting Period.
Short-term borrowings	5,048,000	12.10	1,550,000	3.76	225.68	Short-term borrowings increased in the Reporting Period to supplement funding needs.
Bills payable	103,950	0.25	40,951	0.10	153.84	The number of bills issued in the Reporting Period increased to pay for goods and expenses.
Employee benefits payable	680,651	1.63	317,891	0.77	114.11	The year-end bonus accrued in the Reporting Period has not yet been fully paid, resulting in an increase in the balance of employee benefits payable.

As of the end of the Reporting Period, there was no case where the Company’s main assets were sealed up, seized, frozen, mortgaged or pledged, and there was no case or arrangement where the possession, use, income and disposal rights of main assets were subject to other restrictions.

Overseas assets

During the Reporting Period, the Group’s overseas assets were RMB14,573 thousand, accounting for 0.03% of the total assets.

3.2.4	Analysis of Core Competitiveness

As one of the major integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which made it a major manufacturer of refined oil, intermediate petrochemicals, synthetic resins and synthetic fibers in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has more than 50 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave the Company a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilization of its corporate resources, and is therefore able to achieve strong and sustainable development.

3.3	Analysis of Investments (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

3.3.1 Entrusted Wealth Managements and Entrusted Loans

(1)	Entrusted Wealth Managements

The Company did not engage in entrusted wealth management during the Reporting Period.

(2)	Entrusted Loans

The Company did not engage in entrusted loans during the Reporting Period.

3.3.2	Projects Funded by Fund Raising Capital

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.3.3	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

As at 30 June 2023, the Company had more than 50% equity interests in the following principal subsidiaries:

					Percentage			Net (loss)/
					of equity	Percentage		profit in
			Place for		held by the	of equity	Registered	the first
	Place of		principal	Type of legal	Company	held by the	capital	half of 2023
Company name	registration	Principal activities	activities	person	(%)	Group (%)	(RMB’000)	(RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited liability company	100.00	100.00	RMB 2,100,000	18,667
China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”)	China	Import and export of petrochemical products and equipment	China	Limited liability company	67.33	67.33	RMB 25,000	22,431
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polyethylene compound products	China	Limited liability company	—	74.25	USD 9,154	(12,721)
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited liability company	—	100.00	RMB 415,623	3,820
Shanghai Jinshan Trading Corporation (“JMGJ”)	China	Import and export of petrochemical products and equipment	China	Limited liability company	—	67.33	RMB 100,000	5,525
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd.	China	Trading of Petrochemical Products	China	Limited liability company	—	100.00	RMB 400,000	(7,800)

Note: None of the subsidiaries has issued any debt securities.

The Group’s share of interests in associates comprises a 38.26% interest in the Shanghai Chemical Industry Park Development Co., Ltd. (“Chemical Industrial Park”) established in the PRC in the amount of RMB2,228 million, and a 20% interest in the Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) established in the PRC in the amount of RMB120 million. The principal businesses of the Chemical Industry Park include the planning, development and operation of a chemical industrial park located in Shanghai of the PRC. The principal business of the Shanghai SECCO is the production and distribution of petrochemical products.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In the first half of 2023, Shanghai SECCO recorded a revenue of RMB8,352 million, and its loss after tax reached RMB1,068 million, among which RMB214 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

a)

In the first half of 2023, the operating results of Shanghai Investment Development increased by 30,501.64% year on year, which was mainly due to the increase of investment income in the current period, resulting in an increase in the operating profit in the first half of 2023.

b)

In the first half of 2023, the operating results of Shanghai Golden Phillips have seen an increase of 133.80% year on year, which was mainly due to the substantial increase in sales by Shanghai Golden Phillips in the current period, resulting in an increase in operating results for the first half of 2023.

c)

In the first half of 2023, the operating results of Jinshan Associated Trading have seen an increase of 68.01% year on year, which was mainly due to an increase in gross profit of olefin products, resulting in a significant increase in operating results for the first half of 2023.

d)

In the first half of 2023, the operating results of JMGJ have seen a decrease of 56.69% year on year, which was mainly due to the decrease in export sales in the current period, resulting in a decrease in operating results for the first half of 2023.

3.3.4	Projects Funded by Non-fund Raising Capital

Major Project	Total project investment RMB’000	Total project investment in the Reporting Period RMB’000	Status as at 30 June 2023
Sinopec Shanghai precursor fiber (24,000 tons/year) and 48K large tow carbon fiber (12,000 tons/year) project	3,489,638	176,439	Interim delivery of part of the projects
Roof distributed photovoltaic power generation project of Southern Suitang River and Acrylic Department of Sinopec Shanghai	54,759	29,990	Interim delivery
Compliance transformation project of control room of the synthetic resin department (the former plastics department)	121,991	24,273	Under construction
Improvement transformation project of clean water and sewage separation of Sinopec Shanghai	155,293	18,795	Under construction
Sinopec Shanghai test line project of aviation carbon fiber reinforced thermoplastic composite material	87,682	13,923	Interim delivery
100 tons high-performance carbon fiber test plant	566,183	7,662	Interim delivery
Supporting engineering project of 250,000 tons/year thermoplastic elastomer project	201,785	4,710	Preliminary design phase

3.4	Plan for Profit Distribution or Capital Reserves Capitalization

3.4.1	Implementation of or Amendment to Profit Distribution Plan during the Reporting Period

The 2022 Profit Distribution Plan was considered and approved at the 2022 Annual General Meeting held on 28 June 2023 that the Company will not distribute dividend or capitalize capital reserves for the year of 2022. The relevant announcement was published in China Securities Journal and Securities Times on 29 June 2023 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 28 June 2023.

3.4.2	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

4.	OTHER MATTERS

4.1	Changes in Directors’ and Supervisors’ Information

During the Reporting Period, there was no change in the information of Directors and Supervisors in accordance with Rule 13.51B(1) of the Hong Kong Listing Rules that needs to be disclosed.

4.2	Audit and Compliance Management Committee

On 22 August 2023, the Audit and Compliance Management Committee of the Eleventh Session of the Board held its first meeting, primarily to review the financial report of the Group for the Reporting Period, and discussed matters relating to the risk management, internal control, compliance management and financial reporting.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

4.5	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors of the Company. After making specific enquiries with all Directors and Supervisors of the Company and having obtained written confirmations from each Director and Supervisor, the Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. The Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company.

5.	INTERIM FINANCIAL STATEMENTS

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprise

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2023 (Unaudited)	31 December 2022 (Restated)	30 June 2023 (Unaudited)	31 December 2022 (Restated)
ASSETS	Consolidated	Consolidated	Company	Company
Current Assets
Cash at bank and on hand	6,931,677	3,998,332	6,627,460	3,780,454
Accounts receivable	1,629,950	2,512,362	1,472,545	2,334,828
Receivables under financing	328,879	582,354	137,200	127,558
Prepayments	19,503	67,008	13,724	55,961
Other receivables	87,375	190,579	69,216	172,076
Inventories	7,662,790	7,294,060	7,491,623	7,043,613
Other current asset	340,861	1,121,187	326,816	1,108,285

Total Current Assets	17,001,035	15,765,882	16,138,584	14,622,775

Non-Current Assets
Long-term equity investments	3,384,009	3,594,393	4,646,390	4,837,366
Investments in other equity instruments	5,000	5,000	—	—
Other non-current financial assets	26,500	—	—	—
Investment properties	328,657	336,863	356,407	365,147
Fixed assets	13,714,030	12,195,527	13,382,022	11,839,585
Construction in progress	1,749,110	3,748,461	1,645,005	3,647,200
Right-of-use assets	14,290	16,085	12,921	13,494
Intangible assets	362,656	372,640	255,289	261,432
Long-term deferred expenses	654,233	776,480	649,813	771,397
Deferred tax assets	1,226,394	991,892	1,221,718	986,870
Other non-current assets	3,235,907	3,439,559	3,235,907	3,189,559

Total Non-Current Assets	24,700,786	25,476,900	25,405,472	25,912,050

Total Assets	41,701,821	41,242,782	41,544,056	40,534,825

	30 June 2023 (Unaudited)	31 December 2022 (Restated)	30 June 2023 (Unaudited)	31 December 2022 (Restated)
Liabilities and shareholders’ equity	Consolidated	Consolidated	Company	Company
Current Liabilities
Short-term loans	5,048,000	1,550,000	5,000,000	1,500,000
Bills payable	103,950	40,951	103,950	—
Accounts payable	7,155,483	9,144,554	6,573,081	8,295,462
Contract liabilities	366,929	383,246	280,334	300,168
Employee benefits payable	680,651	317,891	664,750	307,190
Taxes payable	1,020,888	889,856	1,008,901	874,213
Other payables	1,001,629	1,618,352	2,361,946	2,721,047
Non-current liabilities due within one year	9,982	8,738	9,303	7,172
Other current liabilities	40,828	44,750	36,444	39,018

Total Current Liabilities	15,428,340	13,998,338	16,038,709	14,044,270

Non-Current Liabilities
Long-term loans	700,000	700,000	700,000	700,000
Lease liabilities	4,656	7,513	4,103	6,481
Deferred income	130,613	134,608	130,483	134,494
Deferred tax liabilities	31,910	30,898	—	—

Total Non-Current Liabilities	867,179	873,019	834,586	840,975

Total Liabilities	16,295,519	14,871,357	16,873,295	14,885,245

	30 June 2023 (Unaudited)	31 December 2022 (Restated)	30 June 2023 (Unaudited)	31 December 2022 (Restated)
Liabilities and shareholders’ equity (Continued)	Consolidated	Consolidated	Company	Company
Shareholders’ equity
Share capital	10,799,286	10,823,814	10,799,286	10,823,814
Capital reserve	609,166	610,327	599,607	600,768
Less: Treasury shares	—	25,689	—	25,689
Other comprehensive income	(827)	(806)	(827)	(806)
Specific reserve	261,002	240,418	260,996	239,689
Surplus reserve	6,672,634	6,672,634	6,672,634	6,672,634
Retained earnings	6,934,771	7,923,048	6,339,065	7,339,170
Total equity attributable to shareholders of the
Company	25,276,032	26,243,746	—	—
Non-controlling interests	130,270	127,679	—	—

Total Shareholders’ Equity	25,406,302	26,371,425	24,670,761	25,649,580

Total liabilities and Shareholders’ Equity	41,701,821	41,242,782	41,544,056	40,534,825

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2023 (Unaudited)	2022 (Unaudited) (Restated)	2023 (Unaudited)	2022 (Unaudited) (Restated)
	Consolidated	Consolidated	Company	Company
I. Operating income	44,937,051	45,900,355	40,895,068	39,106,248
Less: Operating costs	38,555,927	39,118,453	34,593,186	32,381,777
Taxes and surcharges	6,226,581	5,717,033	6,220,308	5,710,416
Selling and distribution expenses	148,459	171,259	107,411	127,442
General and administrative expenses	958,227	1,347,594	911,458	1,292,155
Research and development expenses	68,062	36,426	65,181	32,725
Finance expenses (“-” for income)	(125,281)	(295,996)	(118,283)	(271,812)
Including: interest expense	55,547	50,043	54,622	48,935
Interest income	185,052	329,305	173,082	320,891
Add: Other income	7,399	5,905	5,481	4,524
Investment income (“-” for losses)	(120,360)	(50,675)	(145,974)	(46,913)
Including: Losses from investment in associates and joint ventures	(118,363)	(32,537)	(144,851)	(53,346)
Gains from changes in fair value (“-” for losses)	—	313	—	313
Credit impairment losses (“-” for losses)	167	(4,887)	(13)	(4,877)
Impairment losses of assets (“-” for losses)	(190,486)	(177,777)	(190,486)	(177,777)
Gains from asset disposals (“-” for losses)	434	(1,062)	—	—
II. Operating profit (“-” for losses)	(1,197,770)	(422,597)	(1,215,185)	(391,185)
Add: Non-operating income	14,505	11,594	8,920	11,594
Less: Non-operating expenses	28,709	31,598	28,688	31,510
III. Profit before income tax (“-” for losses)	(1,211,974)	(442,601)	(1,234,953)	(411,101)
Less: Income tax benefits	(226,288)	(11,731)	(234,848)	(15,979)

	Six months ended 30 June		Six months ended 30 June
	2023 (Unaudited)	2022 (Unaudited) (Restated)	2023 (Unaudited)	2022 (Unaudited) (Restated)
	Consolidated	Consolidated	Company	Company
IV. Net profit (“-” for net losses)	(985,686)	(430,870)	(1,000,105)	(395,122)
(1) Net profit classified by continuity of operations:
1. Net profit from continuing operations (“-” for net losses)	(985,686)	(430,870)	(1,000,105)	(395,122)
2. Net profit from discontinued operations (“-” for net losses)	—	—	—	—
(2) Net profit classified by ownership:
1. Shareholders of the Company (“-” for net losses)	(988,277)	(436,042)	—	—
2. Non-controlling interests (“-” for net losses)	2,591	5,172	—	—
V. Other comprehensive income, net of tax	(21)	273,513	(21)	273,513
(1) Other comprehensive income (net of tax) attributable to shareholders of the Company	(21)	273,513	(21)	273,513
Items that may be reclassified to profit or loss	(21)	273,513	(21)	273,513
(a) Items that may be reclassified to profit or loss using the equity method	(21)	(22,558)	(21)	(22,558)
(b) Cash flow hedging reserves	—	296,071	—	296,071
(2) Other comprehensive income (net of tax) attributable to non-controlling interests	—	—	—	—
VI. Total comprehensive income	(985,707)	(157,357)	(1,000,126)	(121,609)
(1) Attributable to shareholders of the Company	(988,298)	(162,529)	—	—
(2) Attributable to non-controlling interests	2,591	5,172	—	—
VII. Losses per share
(1) Basic losses per share (RMB/share)	(0.092)	(0.040)	—	—
(2) Diluted losses per share (RMB/share)	(0.092)	(0.040)	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Consolidated	Consolidated	Company	Company
I. Cash flows from operating activities
Proceeds from sales of goods and rendering of services	50,445,781	50,088,166	45,897,646	43,170,120
Refund of taxes	241,174	432,955	143,615	289,064
Proceeds from other operating activities	131,515	111,725	119,982	108,602

Sub-total of cash inflows	50,818,470	50,632,846	46,161,243	43,567,786
Payment for goods and services	(43,541,676)	(45,620,035)	(39,086,208)	(38,852,353)
Payment to and for employees	(1,407,170)	(1,526,165)	(1,330,011)	(1,443,976)
Payment of various taxes	(5,844,435)	(9,728,629)	(5,810,905)	(9,693,475)
Payment for other operating activities	(252,071)	(163,139)	24,177	(299,371)

Sub-total of cash outflows	(51,045,352)	(57,037,968)	(46,202,947)	(50,289,175)

Net cash flows used in operating activities	(226,882)	(6,405,122)	(41,704)	(6,721,389)

II. Cash flows from investing activities
Proceeds from capital reduction of an associate	50,000	—	—	—
Cash received from returns on investments	92,000	584,002	46,262	561,947
Net cash received from disposal of fixed assets and other long-term assets	24,589	8,882	23,654	8,877
Proceeds from other investing activities	1,058,167	6,168,238	1,054,114	6,164,397

Sub-total of cash inflows	1,224,756	6,761,122	1,124,030	6,735,221

Payment for acquisition of fixed assets, intangible assets and other long-term assets	(682,782)	(1,048,727)	(678,135)	(1,037,357)
Payment of structured deposits	—	(1,000,000)	—	(1,000,000)
Cash paid for investment	(26,500)	—	—	—
Payment for establishing of a subsidiary and an associate	—	(130,000)	—	(50,000)
Payment for other investing activities	(1,997)	(2,805,687)	(1,123)	(2,750,827)

Sub-total of cash outflows	(711,279)	(4,984,414)	(679,258)	(4,838,184)

Net cash flows generated from investing activities	513,477	1,776,708	444,772	1,897,037

	Six months ended 30 June		Six months ended 30 June
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Consolidated	Consolidated	Company	Company
III. Cashflows from financing activities
Proceeds from borrowings	16,018,000	9,455,000	16,000,000	9,435,000
Proceeds from short-term bonds	—	3,000,000	—	3,000,000

Sub-total of cash inflows	16,018,000	12,455,000	16,000,000	12,435,000

Repayments of borrowings	(12,520,000)	(8,955,200)	(12,500,000)	(8,935,000)
Repayments of short-term bonds	—	(1,500,000)	—	(1,500,000)
Payment for dividends, profit distributions or interest	(63,761)	(50,488)	(62,864)	(49,419)
Including: Dividends paid by subsidiaries to non-controlling interests	—	—	—	—
Payment for other financing activities	(6,825)	(2,991)	(5,198)	(1,115)

Sub-total of cash outflows	(12,590,586)	(10,508,679)	(12,568,062)	(10,485,534)

Net cash flows generated from financing activities	3,427,414	1,946,321	3,431,938	1,949,466

IV. Effect of foreign exchange rate changes on cash and cash equivalents	7,336	8,733	—	—

V. Net increase in cash and cash equivalents (“-” for decrease)	3,721,345	(2,673,360)	3,835,006	(2,874,886)
Add: Cash and cash equivalents at beginning of the period	889,413	5,112,010	671,538	4,927,519

VI. Cash and cash equivalents at end of the period	4,610,758	2,438,650	4,506,544	2,052,633

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Less: Treasury shares	Other comprehensive income	Specific reserve	Surplus reserve	Retained earnings	Sub-total	Non- controlling interests	Total
I. Balance at 1 January 2023	10,823,814	610,327	25,689	(806)	240,418	6,672,639	7,923,002	26,243,705	127,681	26,371,386
Add: Changes in accounting policies	—	—	—	—	—	(5)	46	41	(2)	39
Adjusted balance at the beginning of the period	10,823,814	610,327	25,689	(806)	240,418	6,672,634	7,923,048	26,243,746	127,679	26,371,425

II. Changes in equity for the period from 1 January 2023 to 30 June 2023 (Unaudited) (“-” for decreases)
1. Total comprehensive income
(1) Net profit (“-” for net loss)	—	—	—	—	—	—	(988,277)	(988,277)	2,591	(985,686)
(2) Other comprehensive income	—	—	—	(21)	—	—	—	(21)	—	(21)
2. The capital of shareholders’ reduction
(1) Cancellation of repurchased shares	(24,528)	(1,161)	(25,689)	—	—	—	—	—	—	—
3. Specific reserve
(1) Accrued	—	—	—	—	76,290	—	—	76,290	—	76,290
(2) Utilized	—	—	—	—	(55,706)	—	—	(55,706)	—	(55,706)

III. Balance at 30 June 2023 (Unaudited)	10,799,286	609,166	—	(827)	261,002	6,672,634	6,934,771	25,276,032	130,270	25,406,302

			Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserve	Retained earnings	Sub-total	Non- controlling interests	Total
I. Balance at 1 January 2022	10,823,814	610,327	59,425	216,512	6,672,639	11,877,455	30,260,172	135,259	30,395,431

Add: Changes in accounting policies	—	—	—	—	(5)	(57)	(62)	(5)	(67)
Adjusted balance at the beginning of the period	10,823,814	610,327	59,425	216,512	6,672,634	11,877,398	30,260,110	135,254	30,395,364

II. Changes in equity for the period from 1 January 2022 to 30 June 2022 (Unaudited) (“-” for decreases)
1. Total comprehensive income
(1) Net profit (“-” for net losses) (Restated)	—	—	—	—	—	(436,042)	(436,042)	5,172	(430,870)
(2) Other comprehensive income	—	—	273,513	—	—	—	273,513	—	273,513
2. Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	(151,817)	—	—	—	(151,817)	—	(151,817)
3. Appropriation of profits
(1) Distributions to shareholders	—	—	—	—	—	(1,082,381)	(1,082,381)	(11,434)	(1,093,815)
4. Specific reserve
(1) Accrued	—	—	—	68,912	—	—	68,912	—	68,912
(2) Utilized	—	—	—	(60,426)	—	—	(60,426)	—	(60,426)
5. Others	—	3,860	—	—	—	—	3,860	—	3,860

III. Balance at 30 June 2022 (Unaudited) (Restated)	10,823,814	614,187	181,121	224,998	6,672,634	10,358,975	28,875,729	128,992	29,004,721

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2023

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

				Other
			Less: Treasury	comprehensive	Specific	Surplus	Retained
	Share capital	Capital reserve	shares	income	reserve	reserve	earnings	Total
I. Balance at 1 January 2023	10,823,814	600,768	25,689	(806)	239,689	6,672,639	7,339,125	25,649,540

Add: Changes in accounting policies	—	—	—	—	—	(5)	45	40
Adjusted balance at the beginning of the period	10,823,814	600,768	25,689	(806)	239,689	6,672,634	7,339,170	25,649,580

II. Changes in equity for the period from 1 January 2023 to 30 June 2023 (Unaudited) (“-” for decreases)
1. Total comprehensive income
(1) Net profit (“-” for net loss)	—	—	—	—	—	—	(1,000,105)	(1,000,105)
(2) Other comprehensive income	—	—	—	(21)	—	—	—	(21)
2. The capital of shareholders’ reduction
(1) Cancellation of repurchased shares	(24,528)	(1,161)	(25,689)	—	—	—	—	—
3. Specific reserve
(1) Accrued	—	—	—	—	73,200	—	—	73,200
(2) Utilized	—	—	—	—	(51,893)	—	—	(51,893)

III. Balance at 30 June 2023 (Unaudited)	10,799,286	599,607	—	(827)	260,996	6,672,634	6,339,065	24,670,761

			Other
			comprehensive			Retained
	Share capital	Capital reserve	income	Specific reserve	Surplus reserve	earnings	Total
I. Balance at 1 January 2022	10,823,814	600,768	59,425	216,508	6,672,639	11,240,259	29,613,413

Add: Changes in accounting policies	—	—	—	—	(5)	(44)	(49)

Adjusted balance at the beginning of the period	10,823,814	600,768	59,425	216,508	6,672,634	11,240,215	29,613,364

II. Changes in equity or the period from 1 January 2022 to 30 June 2022 (Unaudited) (“-” for decreases)
1. Total comprehensive income
(1) Net profit (“-” for net losses) (Restated)	—	—	—	—	—	(395,122)	(395,122)
(2) Other comprehensive income	—	—	273,513	—	—	—	273,513
2. Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	(151,817)	—	—	—	(151,817)
3. Appropriation of profits
(1) Distributions to shareholders	—	—	—	—	—	(1,082,381)	(1,082,381)
4. Specific reserve
(1) Accrued	—	—	—	65,279	—	—	65,279
(2) Utilized	—	—	—	(56,957)	—	—	(56,957)
5. Others	—	3,860	—	—	—	—	3,860

III. Balance at 30 June 2022 (Unaudited) (Restated)	10,823,814	604,628	181,121	224,830	6,672,634	9,762,712	28,269,739

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

Consolidated statement of profit or loss

For the six months ended 30 June 2023 – Unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2023	2022
	RMB’000	(Restated)
		RMB’000
Revenue	44,889,109	45,859,205
Taxes and surcharge	(6,226,581)	(5,717,033)

Net sales	38,662,528	40,142,172
Cost of sales	(39,752,809)	(40,681,204)

Gross loss	(1,090,281)	(539,032)
Selling and administrative expenses	(150,736)	(179,494)
Other operating income	62,021	47,661
Other operating expenses	(14,878)	(9,448)
Other losses – net	(12,653)	(4,522)

Loss from operations	(1,206,527)	(684,835)

Finance income	185,052	329,305
Finance expenses	(55,547)	(50,043)

Finance income – net	129,505	279,262

Share of losses of investments accounted for using the equity method	(113,363)	(27,537)

Loss before taxation	(1,190,385)	(433,110)
Income tax	226,288	11,731

Loss for the period	(964,097)	(421,379)

Loss Attributable to:
–Equity shareholders of the Company	(966,688)	(426,551)
–Non-controlling interests	2,591	5,172

	(964,097)	(421,379)

Losses per share
Basic losses per share	RMB (0.090)	RMB (0.039)
Diluted losses per share	RMB (0.090)	RMB (0.039)

Consolidated statement of profit or loss and consolidated other comprehensive income

For the six months ended 30 June 2023 – Unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2023	2022
		(Restated)
	RMB’000	RMB’000
Loss for the period	(964,097)	(421,379)

Other comprehensive income for the period (after tax and reclassification adjustments)
Items that are or may be reclassified subsequently to profit or loss
Share of other comprehensive income of associates accounted for using the equity method	(21)	(22,558)
Profit on cash flow hedges	—	394,762
Income tax related to projects	—	(98,691)

Other comprehensive income for the period	(21)	273,513

Total comprehensive income for the period	(964,118)	(147,866)

Attributable to:
– Equity shareholders of the Company	(966,709)	(153,038)
– Non-controlling interests	2,591	5,172

Total comprehensive income for the period	(964,118)	(147,866)

Consolidated statement of financial position

At 30 June 2023 – Unaudited

(Expressed in Renminbi Yuan)

	30 June 2023	31 December 2022
		(Restated)
	RMB’000	RMB’000
Non-current assets
Property, plant and equipment	13,699,012	12,179,504
Right-of-use assets	369,488	379,805
Investment property	328,657	336,863
Construction in progress	1,749,110	3,748,461
Investments accounted for using the equity method	3,299,009	3,504,393
Deferred tax assets	1,226,394	991,892
Financial assets at fair value through other comprehensive income	5,000	5,000
Financial assets at fair value through profit or loss	26,500	–
Time deposits with banks	3,235,907	3,389,559
Other non-current assets	661,691	835,400

	24,600,768	25,370,877

Current assets
Inventories	7,662,790	7,294,060
Trade receivables	40,304	69,351
Other receivables	137,879	107,507
Amounts due from related parties	1,604,454	2,638,983
Prepayments	17,474	17,832
Value added tax recoverable	277,578	1,057,463
Financial assets at fair value through other comprehensive income	328,879	582,354
Time deposits with banks	2,320,919	3,108,919
Cash and cash equivalents	4,610,758	889,413

	17,001,035	15,765,882

	30 June 2023	31 December 2022
		(Restated)
	RMB’000	RMB’000
Current liabilities
Trade and other payables	2,162,096	2,926,534
Contract liabilities	359,283	372,760
Amounts due to related parties	6,106,612	7,887,809
Staff salaries and welfares payable	680,651	317,891
Borrowings	5,048,000	1,550,000
Lease liabilities	9,982	8,738
Income tax payable	4,187	2,754
Current tax liabilities	1,057,529	931,852

	15,428,340	13,998,338

Net current assets	1,572,695	1,767,544

Total assets less current liabilities	26,173,463	27,138,421

Non-current liabilities
Borrowings	700,000	700,000
Lease liabilities	4,656	7,513
Deferred tax liabilities	31,910	30,898
Deferred income	45,613	44,608

	782,179	783,019

NET ASSETS	25,391,284	26,355,402

CAPITAL AND RESERVES
Share capital	10,799,286	10,823,814
Reserves	14,461,728	15,403,909

Total equity attributable to equity shareholders of the Company	25,261,014	26,227,723
Non-controlling interests	130,270	127,679

TOTAL EQUITY	25,391,284	26,355,402

Consolidated statement of changes in equity

For the six months ended 30 June 2023 – Unaudited

(Expressed in Renminbi Yuan)

	Attributable to equity shareholders of the Company
					Non-
	Share	Other	Retained		controlling
	capital	reserves	earnings	Total	interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 31 December 2021	10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398
Changes in accounting policies	—	(5)	(57)	(62)	(5)	(67)

Balance at 1 January 2022 (Restated)	10,823,814	7,038,970	12,379,293	30,242,077	135,254	30,377,331

Changes in equity for the six months ended 30 June 2022:
Loss for the period	—	—	(426,551)	(426,551)	5,172	(421,379)
Other comprehensive income	—	273,513	—	273,513	—	273,513

Total comprehensive income for the period	—	273,513	(426,551)	(153,038)	5,172	(147,866)

Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	(151,817)	—	(151,817)	—	(151,817)
Dividends proposed and approved	—	—	(1,082,381)	(1,082,381)	(11,434)	(1,093,815)
Appropriation of safety production fund	—	38,672	(38,672)	—	—	—
Others	—	3,860	—	3,860	—	3,860

Balance at 30 June 2022 (Restated)	10,823,814	7,203,198	10,831,689	28,858,701	128,992	28,987,693

Changes in equity for the six months ended 31 December 2022:
Loss for the period	—	—	(2,419,502)	(2,419,502)	(1,313)	(2,420,815)
Other comprehensive income	—	(95,765)	—	(95,765)	—	(95,765)

Total comprehensive income for the period	—	(95,765)	(2,419,502)	(2,515,267)	(1,313)	(2,516,580)

Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	(86,162)	—	(86,162)	—	(86,162)
Purchase of own shares	—	(25,689)	—	(25,689)	—	(25,689)
Appropriation of safety production fund	—	15,420	(15,420)	—	—	—
Others	—	(3,860)	—	(3,860)	—	(3,860)

Balance at 31 December 2022 (Restated)	10,823,814	7,007,142	8,396,767	26,227,723	127,679	26,355,402

	Attributable to equity shareholders of the Company
					Non-
	Share	Other	Retained		controlling
	capital	reserves	earnings	Total	interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2023	10,823,814	7,007,142	8,396,767	26,227,723	127,679	26,355,402

Changes in equity for the six months ended 30 June 2023:
(Loss)/profit for the period	—	—	(966,688)	(966,688)	2,591	(964,097)
Other comprehensive income	—	(21)	—	(21)	—	(21)

Total comprehensive income for the period	—	(21)	(966,688)	(966,709)	2,591	(964,118)

Appropriation of safety production fund	—	20,584	(20,584)	—	—	—
Cancellation of repurchased own shares	(24,528)	24,528	—	—	—	—

Balance at 30 June 2023	10,799,286	7,052,233	7,409,495	25,261,014	130,270	25,391,284

Condensed consolidated cash flow statement

For the six months ended 30 June 2023 – Unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Operating activities
Cash used in operations	(167,151)	(6,035,723)
Interest paid	(53,368)	(39,711)
Income tax paid	(59,732)	(369,399)

Net cash used in operating activities	(280,251)	(6,444,833)

Investing activities
Dividends received from joint ventures and associates	92,000	576,138
Interest received	58,168	218,238
Net proceeds from disposal of property, plant and equipment	24,589	8,882
Cash received from time deposits with maturity less than one year	1,000,000	5,950,000
Cash received from refund of investment deposits	50,000	—
Cash payment for investment in structured deposits	—	(1,000,000)
Cash payment for investment in time deposits	—	(2,600,000)
Cash payment for investment in entrusted loans	—	(150,000)
Cash payment for investment deposits	—	(53,500)
Payment for the purchase of property, plant and equipment and other long-term assets	(693,175)	(1,059,504)
Payment for investment in an associate and a joint venture	—	(130,000)
Cash payment for redeemable preference share investments	(26,500)	—
Other cash flows arising from investing activities	(1,997)	5,677

Net cash generated from investing activities	503,085	1,765,931

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Financing activities
Proceeds from borrowings	16,018,000	9,455,000
Issuance of short-term bonds	—	3,000,000
Repayments of borrowings	(12,520,000)	(8,955,200)
Redemption of short-term bonds	—	(1,500,000)
Lease payments	(6,825)	(2,991)

Net cash generated from financing activities	3,491,175	1,996,809

Net increase/(decrease) in cash and cash equivalents	3,714,009	(2,682,093)
Cash and cash equivalents at 1 January	889,413	5,112,010
Effect of foreign exchange rates changes	7,336	8,733

Cash and cash equivalents at 30 June	4,610,758	2,438,650

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION AND BASIS OF PREPARATION

Sinopec Shanghai Petrochemical Co., Ltd. (hereinafter referred to as “the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is a controlling subsidiary of China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp.”). The principal activity of the Company and its subsidiaries (hereinafter referred to as “the Group”) is processing the crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and refined oil products.

This interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in conformity with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim financial report was approved for issue on 23 August 2023 by the Board of Directors.

The accounting policies used in the preparation of the condensed consolidated interim financial report are consistent with those used in the 2022 annual financial statements, except for the changes in accounting policies that are expected to be reflected in the 2023 annual financial statements. Please see note 2 for details of the change in accounting policy.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2022 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants.

2	CHANGES IN ACCOUNTING POLICIES

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	IFRS 17, Insurance contracts

•	Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates

•	Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction

•	Amendments to IAS 12, Income taxes: International Tax Reform – Pillar Two Legislation Model

Except for Amendments to IAS 12, Incomes taxes: Deferred tax related to assets and liabilities arising from a single transaction, none of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting.

Amendments to IAS 12, Incomes taxes: Deferred tax related to assets and liabilities arising from a single transaction

The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented.

Prior to the amendments, the Group applied the initial recognition exemption to lease transactions and has not recognized the related deferred tax. Following the amendments, the Group has determined the temporary difference in relation to right-of-use assets and lease liabilities separately. This change in policy has been applied retrospectively by restating the balances at 1 January 2022 and 31 December 2022, with consequential adjustments to comparatives for the period ended 30 June 2022 as follows:

	As previously reported	Effect of adoption of amendments to IAS 12	As restated
	RMB’000	RMB’000	RMB’000
Consolidated income statement for the six months ended 30 June 2022:
Income tax	(11,780)	49	(11,731)
Loss for the period	(421,330)	(49)	(421,379)
Attributable to:
– Equity shareholders of the Company	(426,518)	(33)	(426,551)
– Non-controlling interests	5,188	(16)	5,172
Basic losses per share	RMB (0.039)	—	RMB (0.039)
Diluted losses per share	RMB (0.039)	—	RMB (0.039)
Consolidated statement of financial position as at 31 December 2022:
Deferred tax assets	991,850	42	991,892
Total non-current assets	25,370,835	42	25,370,877
Total assets less current liabilities	27,138,379	42	27,138,421
Deferred tax liabilities	30,895	3	30,898
Total non-current liabilities	783,016	3	783,019
Net assets	26,355,363	39	26,355,402
Reserves	15,403,868	41	15,403,909
Total equity attributable to equity shareholders of the Company	26,227,682	41	26,227,723
Non-controlling interests	127,681	(2)	127,679
Total equity	26,355,363	39	26,355,402
Consolidated statement of financial position as at 1 January 2022:
Deferred tax liabilities	33,344	67	33,411
Total non-current liabilities	747,448	67	747,515
Net assets	30,377,398	(67)	30,377,331
Reserves	19,418,325	(62)	19,418,263
Total equity attributable to equity shareholders of the Company	30,242,139	(62)	30,242,077
Non-controlling interests	135,259	(5)	135,254
Total equity	30,377,398	(67)	30,377,331

3	SEGMENT INFORMATION AND REVENUE

3.1	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The chief operating decision maker is recognized as the steering committee that makes strategic decisions and is responsible for allocating resources and evaluating the performance of the operating segments. The Group’s chief operating decision maker has identified five reportable segments as follows. The Group does not consolidate two or more operating segments into one reportable segment.

The reportable segment confirmes that the segment’s profits or losses, assets and liabilities measured are in consistence with the standards set out in the 2022 annual report.

Six months ended	Petroleum	Intermediate	Trading of petrochemical	Resins and	Synthetic
30 June 2023	products	petrochemicals	product	plastics	fibres	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	41,283,131	10,363,735	4,492,096	3,998,321	223,383	857,330	61,217,996
Inter segment revenue	(10,607,395)	(4,918,849)	(231,132)	(145,908)	—	(425,603)	(16,328,887)

Revenue from external customers	30,675,736	5,444,886	4,260,964	3,852,413	223,383	431,727	44,889,109

Timing of revenue recognition
– At a point in time	30,675,736	5,444,886	4,230,925	3,852,413	223,383	431,727	44,859,070
– Over time	—	—	30,039	—	—	—	30,039

	30,675,736	5,444,886	4,260,964	3,852,413	223,383	431,727	44,889,109

Segment result – (loss)/profit from operations	(475,365)	91,258	5,808	(262,462)	(514,194)	(51,572)	(1,206,527)

Impairment of plant and machinery	—	—	—	—	—	—	—
As at 30 June 2023
Segment assets	15,060,217	3,650,358	1,036,357	1,294,322	2,806,709	2,687,982	26,535,945
Segment liabilities	7,036,540	600,510	1,073,207	1,198,316	409,090	35,702	10,353,365

Six months ended	Petroleum	Intermediate	Trading of petrochemical	Resins and	Synthetic
30 June 2022	products	petrochemicals	product	plastics	fibres	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	34,221,223	11,911,697	7,484,773	4,350,398	230,753	730,640	58,929,484
Inter segment revenue	(6,703,682)	(5,479,120)	(528,814)	(35,990)	(30)	(322,643)	(13,070,279)

Revenue from external customers	27,517,541	6,432,577	6,955,959	4,314,408	230,723	407,997	45,859,205

Timing of revenue recognition
– At a point in time	27,517,541	6,432,577	6,915,528	4,314,408	230,723	407,997	45,818,774
– Over time	—	—	40,431	—	—	—	40,431

	27,517,541	6,432,577	6,955,959	4,314,408	230,723	407,997	45,859,205

Segment result – profit/(loss) from operations	464,776	(556,193)	19,821	(220,997)	(320,684)	(71,558)	(684,835)

Impairment of plant and machinery	—	—	—	—	—	—	—
As at 30 June 2022
Segment assets (Restated)	16,021,111	3,803,989	1,391,104	1,359,796	2,734,193	2,765,693	28,075,886
Segment liabilities (Restated)	8,159,960	801,787	1,370,346	1,309,344	531,455	251,328	12,424,220

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Segment result – (loss)/profit from operations
Petroleum products	(475,365)	464,776
Intermediate petrochemicals	91,258	(556,193)
Trading of petrochemical products	5,808	19,821
Resins and plastics	(262,462)	(220,997)
Synthetic fibers	(514,194)	(320,684)
Others	(51,572)	(71,558)

Segment result – loss from operations	(1,206,527)	(684,835)
Finance income – net	129,505	279,262
Share of net losses of associates and joint ventures accounted for using the equity method	(113,363)	(27,537)

Loss before taxation	(1,190,385)	(433,110)

3.2	Revenue

The Group’s revenue from external customers are substantially all within Mainland China for the six months ended 30 June 2023 and 2022. As at 30 June 2023 and 31 December 2022, assets are also substantially all within Mainland China.

Revenue of approximately RMB31,462,732 thousand (six months ended 30 June 2022: RMB29,555,589 thousand) are derived from a single customer. These revenues are attributable to the petroleum products and other segments.

4	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting):

(a)	Finance income – net

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Interest income from time deposits with maturity more than 3 months	116,491	261,964
Interest income from time deposits with maturity less than 3 months	66,336	62,652
Others	2,225	4,689

Finance income	185,052	329,305

Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	(65,940)	(60,820)
Less: interest expense capitalized into construction in progress	10,393	10,777

Finance expenses	(55,547)	(50,043)

Finance income – net	129,505	279,262

(b)	Other losses – net

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Gains from structured deposits	—	9,300
Net losses on disposal of property, plant and equipment	(8,876)	(5,960)
Net gains on foreign exchange option/forward contracts	—	7,583
Net losses on commodity swaps contracts applied non-hedging accounting	—	(35,188)
Net foreign exchange (losses)/gains	(1,780)	20,082
Net losses on selling of financial assets at fair value through other comprehensive income (“FVOCI”)	(1,997)	(2,187)
Net losses on disposal of inventory	—	(819)
Interest income on entrusted loans	—	2,667

	(12,653)	(4,522)

(c)	Other items

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Depreciation of property, plant and equipment	811,678	716,213
Depreciation of right-of-use assets	15,710	16,130
Depreciation of investment properties	7,650	7,661
Amortization of other non-current assets	146,944	136,125
Research and development costs (other than depreciation and amortization)	66,689	34,884
Provision of inventory write-down	190,486	177,777

5	INCOME TAX

	Six months ended 30 June
	2023	2022
		(Restated)
	RMB’000	RMB’000
Current tax:
Provision for PRC current income tax for the period	(7,429)	(8,737)
Tax filing difference	227	(54,017)

	(7,202)	(62,754)
Deferred tax:
Origination and reversal of temporary differences	233,490	74,485

	226,288	11,731

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2022: 25%) on the estimated taxable income of the six months ended 30 June 2023 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

6	LOSSES PER SHARE

(a)	Basic losses per share

The calculation of basic losses per share is based on the loss attributable to equity shareholders of the Company for the six months ended 30 June 2023 of RMB966,688 thousand (six months ended 30 June 2022: Loss attributable to equity shareholders of the Company of RMB426,551 thousand) and 10,799,286 thousand shares (six months ended 30 June 2022: 10,823,814 thousand shares) in issue during the interim period.

	Six months ended 30 June
	2023	2022
		(Restated)
	RMB’000	RMB’000
Loss attributable to equity shareholders of the Company	(966,688)	(426,551)

Weighted average number of ordinary shares in issue (thousands of shares)	10,799,286	10,823,814

Basic losses per share (RMB per share)	RMB (0.090)	RMB (0.039)

(b)	Diluted losses per share

There were no dilutive potential ordinary shares for the six months ended 30 June 2023 and 2022, therefore diluted losses per share is the same as basic losses per share.

7	DIVIDENDS

(a)	Dividends payable to equity shareholders of the Company attributable to the interim period.

The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2023 (six months ended 30 June 2022: Nil).

(b)	Dividends payable to equity shareholders of the Group attributable to the previous financial year, approved during the interim period.

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
No final dividend in respect of the previous financial year approved during the six months ended 30 June 2023 (six months ended 30 June 2022: RMB0.10 per ordinary share)	—	1,082,381

8	TRADE AND OTHER RECEIVABLES

	30 June 2023	31 December 2022
	RMB’000	RMB’000
Trade receivables	42,877	72,110
Less: loss allowance	(2,573)	(2,759)

	40,304	69,351

Amounts due from related parties excluded prepayments and bills receivable (*)	1,595,923	2,583,289
Less: loss allowance (*)	(2,818)	(2,802)

	1,633,409	2,649,838

Other receivables	139,815	109,440
Less: loss allowance	(1,936)	(1,933)

	137,879	107,507

Financial assets measured at amortized cost	1,771,288	2,757,345

Amounts due from related parties – prepayments (*)	11,349	58,496

	1,782,637	2,815,841

Amounts due from related parties (summary of *)	1,604,454	2,638,983

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments and bills receivable (net of allowance for doubtful debts) is as follows:

	30 June 2023	31 December 2022
	RMB’000	RMB’000
Within one year	1,632,940	2,649,673
Over one year within two years	469	165

	1,633,409	2,649,838

Movements in the loss allowance account in respect of trade and other receivables during the reporting period is as follows:

	Six months ended 30 June
	2023	2022
	RMB’000	RMB’000
Balance at 1 January	7,494	2,128
Impairment losses recognized during the period	19	4,887
Recovery or reversal during the period	(186)	—

Balance at 30 June	7,327	7,015

As at 30 June 2023 and 31 December 2022, no trade receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9	TRADE AND OTHER PAYABLES

	30 June 2023	31 December 2022
	RMB’000	RMB’000
Trade payables	1,364,570	1,818,453
Bills payable	103,950	24,951
Amounts due to related parties exclude advances received (*)	6,098,966	7,877,323

	7,567,486	9,720,727

Dividends payable	31,631	31,631
Construction payable	454,816	831,422
Accrued expenses	136,442	143,299
Other liabilities	70,687	76,778

	693,576	1,083,130

Financial liabilities measured at amortized cost	8,261,062	10,803,857
Amounts due to related parties – advances received (*)	7,646	10,486

	8,268,708	10,814,343

Less : total amount due to related parties (summary of *)	6,106,612	7,887,809

Trade and other payables	2,162,096	2,926,534

As at 30 June 2023 and 31 December 2022, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2023 and 31 December 2022, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	30 June 2023	31 December 2022
	RMB’000	RMB’000
Within 1 year	7,556,208	9,708,441
1-2 years	336	2,524
Over 2 years	10,942	9,762

	7,567,486	9,720,727

10	BORROWINGS

	30 June 2023	31 December 2022
	RMB’000	RMB’000
Credit loans due within one year
– Short-term bank loan	5,048,000	1,550,000
Credit loans due over one year but within three years
– Long-term borrowings from a related party	700,000	700,000

	5,748,000	2,250,000

(a)	The analysis of the repayment schedule of borrowings are as follows:

	30 June 2023	31 December 2022
	RMB’000	RMB’000
Within 1 year or on demand	5,048,000	1,550,000
Over one year but within two years	700,000	700,000

	5,748,000	2,250,000

The weighted average interest rate for the Group’s short-term bank loan was 1.99% as at 30 June 2023 (31 December 2022: 2.35%). The interest rate of the Group’s long-term borrowings was 1.08% as at 30 June 2023 (31 December 2022: 1.08%).

As at 30 June 2023 and 31 December 2022, no borrowings were secured by property, plant and equipment.

11	RESERVES

	Legal surplus	Capital	Surplus	Other	Hedging	Share	Safety production	Treasury	Retained
		surplus	reserve	reserve		premium	fund	shares	Earnings	Total
	(note(a))	(note(b))	(note(c))	(note(d))		(note(e))	(note(f))	(note(g))	(note(h))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 31 December 2021	6,571,284	13,739	101,355	22,965	36,460	106,846	186,326	—	12,379,350	19,418,325
Change in accounting policy (Note 2)	(5)	—	—	—	—	—	—	—	(57)	(62)

Balance at 1 January 2022 (Restated)	6,571,279	13,739	101,355	22,965	36,460	106,846	186,326	—	12,379,293	19,418,263

Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	(22,558)	296,071	—	—	—	(426,551)	(153,038)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(151,817)	—	—	—	—	(151,817)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Appropriation of safety production fund	—	—	—	—	—	—	38,672	—	(38,672)	—
Others	—	3,860	—	—	—	—	—	—	—	3,860

Balance at 30 June 2022 and 1 July 2022 (Restated)	6,571,279	17,599	101,355	407	180,714	106,846	224,998	—	10,831,689	18,034,887

Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	(1,213)	(94,552)	—	—	—	(2,419,502)	(2,515,267)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(86,162)	—	—	—	—	(86,162)
Purchase of own shares	—	—	—	—	—	—	—	(25,689)	—	(25,689)
Appropriation of safety production fund	—	—	—	—	—	—	15,420	—	(15,420)	—
Others	—	(3,860)	—	—	—	—	—	—	—	(3,860)

Balance at 31 December 2022 (Restated)	6,571,279	13,739	101,355	(806)	—	106,846	240,418	(25,689)	8,396,767	15,403,909

Balance at 1 January 2023	6,571,279	13,739	101,355	(806)	—	106,846	240,418	(25,689)	8,396,767	15,403,909
Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	(21)	—	—	—	—	(966,688)	(966,709)
Cancellation of repurchased own shares	—	—	—	—	—	(1,161)	—	25,689	—	24,528
Appropriation of safety production fund	—	—	—	—	—	—	20,584	—	(20,584)	—

Balance at 30 June 2023	6,571,279	13,739	101,355	(827)	—	105,685	261,002	—	7,409,495	14,461,728

Notes:

(a)

Under PRC rules and regulations, the Company and its PRC subsidiaries are required to set aside 10% of the net income determined in accordance with the PRC accounting rules and regulations to a legal surplus reserve. The transfer to this reserve must be made before distribution of any dividend to shareholders.

The legal surplus reserve is non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilized for business expansion or converted into ordinary shares by the issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.

In accordance with PRC rules and regulations, the Company has set aside RMB6,571,279 thousand of legal surplus as of 30 June 2023.

(b)	This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

(c)	The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of legal surplus reserve.

(d)

Other reserve comprises share of post-acquisition movements in other comprehensive income from associates and joint ventures using the equity methods of accounting with a corresponding adjustment to the carrying amount of the investment.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f)

According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. This reserve represents unutilized safety production fund.

(g)

The proposal to authorize the board of directors to repurchase domestic shares and/or overseas-listed foreign shares of the Company was approved at the 2021 Annual General Meeting, the Second A Shareholders Class Meeting for 2022 and the Second H Shareholders Class Meeting for 2022 on 22 June 2022. According to the authorization, the Company repurchased shares in call auction since 27 October 2022. As of 31 December 2022, the Company has repurchased 24,528 thousand H-share ordinary shares on the Hong Kong Stock Exchange for an aggregate consideration of RMB25,689 thousand.

On 17 February 2023, the Company cancelled 24,528 thousand H shares repurchased. After the cancellation, the total number of issued share capital reduced by RMB24,528 thousand, and the capital reserve reduced by RMB1,161 thousand.

(h)

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2023 (six months ended 30 June 2022: Nil).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 23 August 2023

As at the date of this announcement, the executive Directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive Directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive Directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.